Filed by Commonwealth Energy Corporation and Commerce Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934. Subject Companies:
Commonwealth Energy Corporation (Commission File No. 000-33069)
and Commerce Energy Group, Inc. (Commission File No. 333-111727)

OUR RECORDS SHOW THAT YOU HAVE NOT YET VOTED!

WE NEED YOUR VOTE TO MOVE FORWARD WITH OUR PLANNED REORGANIZATION!

PLEASE VOTE THE ENCLOSED WHITE PROXY CARD TODAY!

April 29, 2004

Dear Fellow Commonwealth Shareholder:

By now you should have received the Commonwealth Energy proxy material we recently sent you. Please read it carefully and vote promptly to assure that your shares are represented at the meeting.

WE URGE YOU TO VOTE “FOR” THE REORGANIZATION TODAY!

Reasons for the Reorganization:

We are asking you to vote FOR the reorganization because we believe that the new structure will enhance shareholder value and provide your company with strategic, operational and financing flexibility. We plan to list the shares of the new holding company on the American Stock Exchange. Here are some of the significant advantages of the reorganization:

•	The American Stock Exchange has informed us that the common shares of the new holding company, Commerce Energy Group, Inc., have been approved for listing and we have reserved the ticker symbol “EGR”.

•	The holding company structure will allow us to operate more efficiently, set up separate subsidiaries and attract any new businesses that we may develop or acquire, in addition to assisting us in obtaining credit and financing.

•	We believe Incorporating in Delaware will provide Commonwealth with the opportunity to reduce legal expenses and provide it with strategic flexibility by allowing the company to take advantage of the predictability and responsiveness of Delaware corporate laws.

GIVE MANAGEMENT A MANDATE FOR LIQUIDITY WITH YOUR VOTE “FOR” THE
REORGANIZATION

VOTE THE ENCLOSED WHITE PROXY CARD TODAY!

Recent Developments:

On April 1, 2004 Commonwealth completed the strategic acquisition of Skipping Stone Inc., an energy consulting and technology firm. The acquisition provided Commonwealth with two experienced, energy industry senior managers. Peter Weigand, former Chief Executive Officer of Skipping Stone, was named President of Commonwealth and Richard L. Boughrum was named the Chief Financial Officer.

Mr. Weigand and Mr. Boughrum have their economic interests aligned with yours — the shareholders. Both have become significant shareholders in Commonwealth Energy and, prospectively, Commerce Energy. Mr. Weigand agreed to receive shares of Commonwealth, not cash, in the Skipping Stone transaction. Mr. Boughrum purchased 150,000 shares with his personal funds. They made their decisions with the belief that the Reorganization proposal we are asking you to approve will provide opportunities for growth, liquidity and increase the upside potential of Commonwealth shares. They have voted FOR the proposal.

YOUR SHARES HAVE BEEN APPROVED FOR LISTING ON THE AMERICAN STOCK EXCHANGE
UPON COMPLETION OF THE REORGANIZATION.
DON’T LET THIS OPPORTUNITY PASS YOU BY!

VOTE THE ENCLOSED WHITE PROXY CARD TODAY! EVERY VOTE COUNTS!

For your convenience, we are enclosing a duplicate copy of Commonwealth management’s proxy card. Please act promptly. Every vote counts!

Whether or not you plan to attend the special meeting in person, please take the time now to complete the enclosed proxy card and return it in the envelope provided. If you have any questions or require assistance in voting, please call MacKenzie Partners, Inc. at (800) 322-2885.

Thank you for your continued support.

Sincerely,

/S/ IAN B. CARTER

Ian B. Carter,
Chairman of the Board and
Chief Executive Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT: Commerce Energy Group, Inc. has filed a registration statement on Form S-4 in connection with the proposed reorganization transaction and Commonwealth Energy and Commerce Energy have mailed a joint proxy statement/prospectus to the shareholders of Commonwealth Energy containing information about the proposed transaction. Investors and security holders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above when it becomes available, because it contains important information. The registration statement has been filed with the Securities and Exchange Commission by Commerce Energy, and the joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained free of charge from Commonwealth Energy at 1-800-ELECTRIC or rreeves@electric.com. In addition to the proxy statement/prospectus, Commonwealth Energy files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.